Titan Energy Worldwide, Inc.
10315 Grand River, Suite 302
Brighton, MI 48116

July 8, 2011

VIA EDGAR

Eric Atallah, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Titan Energy Worldwide, Inc.
Form 10-K for year ended December 31, 2010
Filed: April 6, 2011
File No: 0-26139

Dear Mr. Atallah:

In connection with your review of our Form 10-K (the “Filing”), Titan Energy Worldwide, Inc. (the “Company”) hereby acknowledges the following:

•   Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, indicate that it has no further comments on the Filing that it does not foreclose the Commission from taking any action with respect to the Filing;

•   The action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

Titan Energy Worldwide, Inc.

By:	/s/ James Fahrner
Name:	James Fahrner
Title:	Chief Financing Officer